September 27, 2010

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Disability Access Corporation

Amendment No. 7 to Registration Statement on Form 10

Filed August 25, 2010

Form 10-Q for the Quarter Ended March 31, 2010

Form 10-Q for the Quarter Ended June 30, 2010

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

File No. 000-53538

Karen Garnett:

This correspondence is in response to your letter dated September 22, 2010 in reference to our filing of the Form 10, and Form 10-Q for the Quarter Ended March 31, 2010, June 30, 2010 and Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009 filed on the behalf of Disability Access Corporation, File No. 000-53538.

Please fax all future comments to 702-649-7417 and note our corporate phone number 702-882-3999.

Comment 1

Amendment No. 8 to Registration Statement on Form 10

Potential Derivative Instruments, page F-12

We note that you disclose that common stock equivalents in excess of authorized common stock are not derivative instruments due to the fact that an increase in authorized shares is within your control because your chief executive officer, Peter Chin, and his spouse control over 50% of your voting power. In addition, please revise to disclose that Mr. Chin has the power to elect directors of his choosing, including, if he so chose, to elect himself as the sole director through his greater than 50% ownership of the outstanding common shares. Article 3, Item 10 of the company’s bylaws states that: “Any director may be removed for cause by the majority vote of the stockholders or by a majority vote of the Board of Directors.” Therefore, Mr. Chin has the authority and ability, as controlling shareholder, to take action to remove the board, and either replace them with board members who would act or install himself as the sole board member and act unilaterally.

Answer:  Registrant has revised potential derivative instruments disclosure in the Form 10-K/A #9 filed on September 27, 2010.

Comment 2

AMENDMENT NO 1. TO FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

FORM 10-Q FOR THE FISCAL QUARTER ENDED MARCH 31, 2010

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2010

We note that the certifications filed with your periodic reports are not in proper form. Specifically, we note that you have omitted the reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)

and 15d-15(f))” in paragraph 4 as well as the reference to “material weaknesses” in paragraph 5(a). The required certifications must be in the exact form prescribed by Item 601(b)(31) of Regulation S-K; the wording of the required certifications may not be changed in any respect. Furthermore, please cease your practice of identifying the certification in the heading as the “Certification of Chief Executive Officer” since the certification is made by Mr. Chin in his capacity as both principal financial and executive officer. Please amend your reports to include the correct form of the certifications.

Answer: On September 27, 2010, the Registrant filed amendments to the Form 10-Q for the quarter ended March 31, 2010 and June 30, 2010 and an amendment to the Form 10-K for the fiscal year ended December 31, 2009 to incorporate correct certifications.

Registrant wishes to acknowledge the following:

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The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

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Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

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The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Peter Chin

Peter Chin

Chief Executive Officer